Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BIB Technologies, Inc.
161 E Jefferson Blvd
Los Angeles, CA 90011
https://www.evbib.com/

Up to $1,000,000.00 in Common Stock at $1.60
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: BIB Technologies, Inc.
Address: 161 E Jefferson Blvd, Los Angeles, CA 90011
State of Incorporation: DE
Date Incorporated: July 13, 2018

Terms:

Equity

Offering Minimum: $15,000.00 | 9,375 shares of Common Stock
Offering Maximum: $1,000,000.00 | 625,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.60
Minimum Investment Amount (per investor): $100.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based Perks

Friends & Family

Invest $100 within the first 72 hours and receive 2% bonus shares.

Super Early Bird

Invest $500 within the first 7 days and receive 1% bonus shares.

Volume-Based Perks

$500+ | Perk 1

Invest $500+ and receive Limited Edition BIB Technologies Baseball Cap.

$1,000+ | Perk 2

Invest $1000+ and receive Limited Edition BIB Technologies Performance Shirt.

$2,500+ | Perk 3

Invest $2,500+ and receive Limited Edition BIB Technologies Performance Jacket

$5,000+ | Perk 4

Invest $5,000+ and receive concierge service and priority queue to purchase AUTOMATO or FRO mobile store.

$20,000+ | Perk 5

Invest $20,000+ and receive Founders Dinner.

$50,000+ | Perk 6

Invest $50,000+ and receive Founders Dinner + 1 Night Hotel at the world-famous Beverly Hills Hotel and Dinner at the Polo Lounge with the Founders in Los Angeles, CA + 1% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

BIB Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonuses.

The Company and its Business

Company Overview

Company Overview

We enable eco-delivery and quick and easy pickup at places most storefronts just can't be. Like parks, schools, and even right near the beach. We feature a variety of items from grocery, pharmacy, and general retail. All a customer has to do is go to our website, choose their products, and pay. Then bring the code to the mobile store to scan and grab their products.

Business Model

Our revenue streams consist of four key elements. Firstly, we generate income by selling turnkey mobile storefronts. Secondly, we capitalize on revenue by licensing our FRO name and technology to interested parties. Additionally, we offer professional services, including maintenance, support, and training, for customer mobile storefronts, which contributes to our overall revenue. Lastly, we have a long-term strategy involving data and advertising, which serves as another source of income for our business.

Corporate History

BIB Technologies, Inc. (a Delaware C-Corp) was first incorporated as Fro Technologies, Inc. (a Wyoming C-Corp) on October 20th, 2016, in the state of Wyoming before converting to the State of Delaware on July 13, 2018. On July 10, 2019, the Company underwent a name change and officially adopted the new name BIB Technologies, Inc.

Competitors and Industry

Competitors & Industry

In the mobile storefront industry, BIB Technologies, Inc. operates in a competitive landscape with several players. Here is a breakdown of key competitors and the industry landscape:

1. Wheelys Inc.: Wheelys offers mobile café solutions with modular, eco-friendly coffee carts that can be easily customized and operated in various locations. Their focus is primarily on the coffee and food service industry.

2. Popertee: Popertee provides a platform that connects brands with unique and temporary retail spaces. They specialize in helping businesses find and secure pop-up locations in high-foot-traffic areas, facilitating short-term physical retail experiences.

3. Storefront: Storefront is a marketplace that connects brands and businesses with short-term retail spaces for pop-up stores, events, and activations. They offer a wide range of spaces, from traditional retail stores to unique venues, enabling businesses to create temporary retail experiences.

4. Appear Here: Appear Here is another marketplace for short-term retail spaces, focusing on helping businesses find and rent spaces for pop-up stores and events. They offer a curated selection of spaces in various cities, allowing businesses to showcase their products and services in prime locations.

5. Tuk Tuk Factory: Tuk Tuk Factory specializes in manufacturing electric and solar-powered vehicles, including mobile storefronts. They offer customizable and eco-friendly vehicles that can be used for various purposes, including retail, marketing, and events.

These competitors, along with others in the industry, provide solutions for businesses seeking to create unique and temporary retail experiences. While BIB Technologies differentiates itself with its patented technology for temperature-controlled mobile storefronts and its focus on serving a wide range of industries, it competes with these companies for market share and customers looking for innovative mobile retail solutions.

Current Stage and Roadmap

Current Stage

BIB Technologies, Inc. is currently in the growth and expansion stage of its development. With a solid foundation and current revenue generation, BIB Technologies aims to use the funds raised to grow the number of mobile storefronts operating in the LA Metro area and expand its operations, engineering, and customer support teams.

Future Roadmap

In the future, BIB Technologies plans to continue expanding its market presence, targeting additional industries that can benefit from its technology. The company envisions further partnerships and collaborations to increase its customer base and drive revenue growth. Additionally, BIB Technologies plans to enhance its technology platform by incorporating data operations and analytics, providing businesses with valuable sales and marketing insights through its mobile storefronts.

Overall, BIB Technologies' roadmap focuses on scaling its operations, expanding into new markets, and continuously innovating its technology platform to meet the evolving needs of businesses and customers in the mobile storefront industry.

The Team

Officers and Directors

Name: Nanavati Low

Nanavati Low's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & CoFounder
  Dates of Service: July, 2018 - Present
  Responsibilities: General day to day operations. No Salary, Equity:

Other business experience in the past three years:

- **Employer:** Red Bull Media House
  Title: Product, Emerging Technologies
  Dates of Service: April, 2021 - June, 2022
  Responsibilities: Led Wings for Life World Run migration from hybrid web app to native app and backend development. Wings for Life World Run is the largest global running event, where 100% of registration and donation proceeds go to Wings for Life Foundation to find a cure for spinal cord injury by funding scientific research and clinical trials. Global launch supported 161,892 participants from 192 nations to raise €4.7M for non-profit charity run. Grew emerging technology R&D and strategy team focused on immersive (AR/VR/LBE), telemetry, voice enabled experiences, cloud streamed gaming and crypto.

Other business experience in the past three years:

- **Employer:** Red Bull Media House
  Title: Product, Mobile Apps & Immersive
  Dates of Service: February, 2019 - April, 2021
  Responsibilities: Leading AR/VR cross platform story-telling initiatives on web, mobile and HMD. Computer vision & spatial tracking, SLAM, 3D GIS mapping, gaming, asset pipeline and playout management. Red Bull AR mobile app on iOS and Android driving AR games and experiences anchored around our physical

products. Red Bull TV streaming app offerings on iOS, Android, Oculus, OTT, vehicular and partnership mobile SDK opportunities.

Name: Charles Deloss Pickett III

Charles Deloss Pickett III 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Director & Founder
  Dates of Service: July, 2018 - Present
  Responsibilities: Sits on the Board of Directors; No Salary; Equity:

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a

determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Competitive Landscape
The eco-delivery and mobile storefront space may attract significant competition from established players and new entrants. Competitors with more extensive resources or established brand recognition could pose a challenge to the company's market position.

Regulatory and Legal Challenges
Operating in various locations, such as parks, schools, and public spaces, might subject the company to unique legal and regulatory requirements. Complying with local laws, permits, and zoning restrictions could be complex and costly.

Technological Risks
The success of the business depends on the effective functioning of the mobile storefront technology and the website. Any technical glitches, cybersecurity breaches, or system failures could result in loss of customer trust and potential revenue.

Supply Chain Management
Efficient inventory management and supply chain logistics are essential for timely delivery and smooth operations. Any disruptions in the supply chain, such as inventory shortages or distribution issues, could impact customer satisfaction and revenues.

Economic Factors
The company's growth could be influenced by macroeconomic factors, such as economic downturns or fluctuations in consumer spending habits. An economic recession might lead to reduced consumer spending on non-essential items, affecting the company's revenue.

Expansion Challenges
As the company aims to extend its services to various locations, expansion may present logistical, operational, and regulatory challenges. Entering new markets may require substantial investments and careful planning.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Deloss Pickett	8,680,000	Common Stock	76.8%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 625,000 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 11,294,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $584.00 compared to $39,347.00 in fiscal year 2022.

Revenue increased because we were still in development for AUTOMATO in 2021 and FRO was closed during the pandemic.

Cost of sales

Cost of Sales for the fiscal year 2021 was $0 compared to $0 in the fiscal year 2022.

Net income

Net income for fiscal year 2021 was -$28,763.00 compared to -$25,763.00 in fiscal year 2022.

Our gross margins scaled incrementally as we started growing revenue for the business.

Expenses

Expenses for fiscal year 2021 were 0 compared to 0 in fiscal year 2022.

We plan to develop the next-gen innovation mobile storefront called AUTOMATO with partnership marketing and publicity after the completion which will impact expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we now have market proven products and can focus on streamlining operations. Past cash was primarily generated through R&D and sales testing.

Our goal is to sell our mobile storefronts with annual licensing and transaction fees. We'll own and operate a limited number of mobile storefronts in prime real estate locations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2023, the Company has capital resources available in the form of cash on hand $55,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support

1) Customer Success Team

2) Project management, fractional design, and development, social, and marketing teams ($2-5K/Mo)

3) Additional warehousing space ($2500/mo)

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, with its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $5000 for expenses related to the warehouse, employees, and marketing.

How long will you be able to operate the company if you raise your maximum funding

goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $50,000 for expenses related to the warehouse, employees, manufacturing, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises through crowdfunding and venture capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $18,070,400.00

Valuation Details:

BIB Technologies, Inc. has a strong founding team and patented technology that enables businesses to create temperature-controlled mobile storefronts in high-foot-traffic locations and events. We set the pre-money valuation at $17,957,460 for the following reasons.

Comparable Competitors:

1. Robomart (now called Conjure)

https://www.crunchbase.com/organization/robomart

https://robomart.ai/

Seed $3.4M

2. PopCom

https://www.startengine.com/offering/POPCOM

Valuation $26.53M

In considering a valuation for BIB Technologies, we identified comparably sized companies to assess similarities and differences. Two such companies are Robomart and PopCom.

One similarity between BIB Technologies and Robomart is our shared business model of operating mobile stores. Both companies have developed innovative solutions to provide convenient and accessible products to customers. However, there are notable differences between the two. BIB Technologies' mobile stores, known as FRO and AUTOMATO, are fully electric and solar-powered, while Robomart's mobile stores run on diesel. This distinction aligns with BIB Technologies' commitment to sustainability and environmental friendliness. BIB Technologies also has a distinct advantage in terms of patents, having filed and issued patents that provide the company with a competitive edge and barriers to entry.

In terms of relationships and market reach, BIB Technologies has established strong relationships with renowned brands such as Red Bull, PATH Water, and Liquid Death. This demonstrates the company's ability to secure relationships with well-established and recognizable brands, which can contribute to future growth and revenue generation. On the other hand, Robomart has a contract for on-demand ice cream delivery with Uniliver.

Robomart has raised $3.4M indicating investor confidence in its business model and growth prospects (Crunchbase profile https://www.crunchbase.com/organization/robomart). PopCom another comparable company, received a valuation of $26M and raised funds through the StartEngine (https://www.startengine.com/offering/POPCOM). This showcases market interest and support for PopCom's business model and future potential.

In summarizing the commonalities and differences between BIB Technologies and its competitors, it is clear that BIB Technologies holds a competitive advantage with its eco-friendly mobile stores, patented technology, and relationships with renowned brands. These factors, combined with the revenue generated by the FRO mobile store, indicate positive growth potential. Comparatively, Robomart has secured funding and has limited verticals service (ice cream only) and PopCom has achieved valuation despite their kiosks being stationary and smaller carrying capacity than AUTOMATO.

Experienced and Multi-Disciplinary Founding Team:

BIB Technologies boasts a founding team composed of alums from well-known and successful companies such as SpaceX, SolarCity, Tesla, and Amazon. The team's deep experience in automotive design, engineering, solar, energy storage, real estate, and e-commerce provides them with a diverse skill set to drive the company's growth and success.

Patent-Protected Technology:

The company has filed for a worldwide patent and additional continuations for its innovative technology. This patent protection provides a competitive advantage and barriers to entry for potential competitors, enhancing the value of BIB Technologies' offerings.

The company's flagship storefront, AUTOMATO, is a utility electric vehicle that can serve non-traditional locations, including sidewalks, inside buildings, and various venues. This versatility and mobility offer businesses a flexible and cost-effective solution for reaching customers in new and innovative ways. Additionally, the UEV's ability to collect and store data through smart shelves and website analytics provides additional value to customers, enabling them to gain sales and marketing insights.

We believe our BIB patent stands out due to its combined mobile locker IoT functionality, temperature control, germicidal prevention, digital displays, and the ability to receive an order signal. These are set precedence for any company looking to go into delivery and/or kiosk pickup or pursue "mobile store" related. The patent accounts for any propulsion-based transport hence regardless of a competitor's chassis size.

We have obtained a legal opinion from a patent examiner who has stated that BIB's ‘443 patent demonstrates novelty and non-obviousness and offers significant advancements in food preparation and vending technology. The opinion goes on to state that BIB Technologies' mobile transport system with sun-to-battery EV mobile storefronts in combination with the ‘443 patent has significant value.

Based on the current patent comparisons of Nuro, Cruise, and Zume, and a fair and reasonable royalty rate for licensing this patent at 0.33 percent, the opinion goes on to mention that BIB Technologies and the ‘443 patent can be reasonably valued at 40 to 45 million dollars.

Successful Enterprise Pilots and Relationships:

BIB Technologies has already launched enterprise pilots with renowned brands such as Red Bull, JUST water, PATH water, and Liquid Death. We believe these relationships demonstrate the market's recognition of the value proposition and potential of the company's technology. As the company expands, it envisions catering to additional industries that can benefit from its technology, further expanding its customer base and revenue streams.

Market Potential:

The U.S. pop-up store market is currently valued at $14 billion. The market's projected growth is driven by the adoption of flexible leases and the need for businesses to connect with new consumers in a cost-effective manner. We believe BIB Technologies' mobile storefronts offer a unique opportunity for businesses to reach customers in high-foot-traffic locations, providing a compelling solution to overcome the challenges faced by traditional brick-and-mortar businesses.

Revenue and Business Model:

We believe BIB Technologies has demonstrated its ability to generate revenue through its existing mobile store, FRO, which serves customers at the Los Angeles Natural History Museum and La Brea Tar Pits. With an 80% margin on the cost of products served, FRO generates over $10,000 in revenue on a monthly basis per mobile store. The company's low utility operating costs, at only about $10 per day with one on-site operator, contribute to its attractive business model. Furthermore, we believe BIB Technologies' e-commerce platform with payment processing capabilities provides additional revenue streams and enhances the overall customer experience.

Based on the aforementioned factors, including the experienced founding team, patented technology, successful enterprise pilots, strong market potential, and revenue generation, we've determined BIB Technologies, Inc.'s pre-money valuation is $17.9M.

DISCLAIMERS

**The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock to be converted to common stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan are issued.*

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Company Employment*
  40.0%
  We will use 40% of the funds to hire key personnel for daily operations, including the following roles: customer success team (engineering, onboarding, maintenance, operations) and sales pipeline team (digital design and development, social media). Wages to be commensurate with training, experience and position.
- *Working Capital*
  25.0%

We will use 25% of the funds for working capital to cover expenses for the accelerating assembly of mobile storefronts as well as ongoing day-to-day operations of the Company.

- *Strategic Marketing*
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- *Warehousing*
  10.0%
  We will use 10% of the funds raised for getting additional warehousing space.

- *Legal & Administrative*
  5.0%
  We will use 5% for bookkeeping and legal fees (trademarks, patent continuations, MSA, SOW).

- *Research & Development*
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development and market testing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.evbib.com/ (https://www.evbib.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/evbib

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BIB Technologies, Inc.

[See attached]

BIB TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
BIB Technologies, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of BIB Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 10, 2023
Los Angeles, California

BIB TECHNOLOGIES INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	4,991	$	9,482
Total Current Assets		**4,991**		**9,482**
Property and Equipment, net		19,217		32,448
Total Assets	**$**	**24,208**	**$**	**41,930**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	9,106	$	13,349
Total Current Liabilities		**9,106**		**13,349**
Total Liabilities		**9,106**		**13,349**
STOCKHOLDERS EQUITY				
Common Stock		1,129		1,129
Additional Paid in Capital		151,014		91,673
Shareholder Distribution		(86,994)		(39,937)
Retained Earnings/(Accumulated Deficit)		(50,048)		(24,285)
Total Stockholders' Equity		**15,102**		**28,581**
Total Liabilities and Stockholders' Equity	**$**	**24,208**	**$**	**41,930**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 39,347	$ 584
Cost of Goods Sold	-	-
Gross profit	39,347	584
Operating expenses		
General and Administrative	59,583	28,570
Sales and Marketing	2,847	336
Total operating expenses	62,430	28,906
Operating Income/(Loss)	(23,084)	(28,322)
Interest Expense	2,679	441
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(25,763)	(28,763)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (25,763)**	**$ (28,763)**

See accompanying notes to financial statements.

BIB TECHNOLOGIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2020	**11,294,000**	**$ 1,129**	**$ 18,535**	**$ (24,563)**	**$ 4,478**	**$ (420)**
Capital Contribution		-	73,138			73,138
Shareholder Distribution				(15,374)		(15,374)
Net income/(loss)					(28,763)	(28,763)
Balance—December 31, 2021	11,294,000	1,129	91,673	(39,937)	$ (24,285)	**$ 28,581**
Capital Contribution	-	-	59,341			59,341
Shareholder Distribution				(47,057)		(47,057)
Net income/(loss)					(25,763)	(25,763)
Balance—December 31, 2022	**11,294,000**	**$ 1,129**	**$ 151,014**	**$ (86,994)**	**$ (50,048)**	**$ 15,102**

See accompanying notes to financial statements.

BIB TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (25,763)	$ (28,763)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	13,231	8,112
Changes in operating assets and liabilities:		
Credit Cards	(4,243)	12,926
Net cash provided/(used) by operating activities	**(16,775)**	**(7,725)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(40,560)
Net cash provided/(used) in investing activities	**-**	**(40,560)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	59,341	73,138
Shareholder Distribution	(47,057)	(15,374)
Net cash provided/(used) by financing activities	**12,284**	**57,764**
Change in Cash	(4,491)	9,479
Cash—beginning of year	9,482	4
Cash—end of year	**$ 4,991**	**$ 9,482**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,679	$ 441
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BIB Technologies, Inc. was incorporated on July 13, 2018 in the state of Delaware. At the time of its incorporation, the Company operated under the name Fro Technologies Inc. On July 10, 2019, the Company underwent a name change and officially adopted the new name BIB Technologies, Inc. The financial statements of BIB Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

BIB Technologies builds mobile storefronts equipped with utilities and powered by clean energy. We have 2 mobile storefronts: Modern-day FRO-YO truck called "FRO" serving at museums (LA Natural History Museum, La Brea Tar Pits, LACMA) and refrigerated storefront with shelving called "AUTOMATO".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Trucks	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

BIB Technologies, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 20122 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from refrigerated mobile storefronts and smart shelf technology dubbed AUTOMATO is redefining mobile commerce and transforming the traditional concept of a storefront.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $2,847 and $336, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		**2022**		**2021**
Trucks	$	40,560	$	40,560
Property and Equipment, at Cost		**40,560**		**40,560**
Accumulated depreciation		(21,343)		(8,112)
Property and Equipment, Net	**$**	**19,217**	**$**	**32,448**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $13,231 and $8,112, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 11,294,000 shares have been issued and are outstanding.

5. DEBT

The Company has no debt outstanding as of December 31, 2022.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 10, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $23,084, an operating cash flow loss of $16,775, and liquid assets in cash of $4,991, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF BIB TECHNOLOGIES

Mobilizing Businesses with Clean Energy

BIB Technologies develops refrigerated mobile storefronts using our smart shelf technology powered by its own clean energy source.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BIB TECHNOLOGIES
AUTOMATO
EV Mobile Storefronts

$0 Raised

REASONS TO INVEST

- Our multi-disciplinary founding team are alums of SpaceX, SolarCity, Tesla, and Amazon with deep experience in automotive design, engineering, solar, energy storage, real estate, and e-commerce.
- Our patented technology enables businesses to create cost-effective temperature-controlled mobile storefronts and marketing opportunities in high foot-traffic locations and events. A patent examiner's legal opinion values BIB Technologies' patent at $40-45 million.
- We have collaborated with some of the world's most renowned brands including Red Bull, PATH water, and Liquid Death. As we grow, we envision expanding to additional industries who can use our technology to grow their businesses.

Invest Now
$1.60 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$100.80	$18.07M

THE PITCH

Highly Efficient, Environmentally Sustainable Mobile Stores


PATH
IMAGINE A FUTURE WHERE THE STORE COMES TO YOU
NOT THE OTHER WAY AROUND

Our flagship utility electric vehicle (UEV) called AUTOMATO is able to serve non-traditional locations such as on sidewalks, inside buildings, and a plethora of venues within the U.S. Our technology is patent-protected, and our stellar engineering team is made up of alums from Tesla, SpaceX, Red Bull, Solarcity and Amazon.


BIB TECHNOLOGIES
SELF-POWERED BUSINESSES ON WHEELS
POP-UP STOREFRONT
DIGITAL E-COMMERCE
REFRIGERATED MOBILE STORES

THE STORY & WHERE WE ARE TODAY

Inventing New Ways For Businesses to Connect With Customers

Our first mobile store started when our founder dreamed up a modern-day ice cream truck and built an electric and solar-powered mobile business serving on-demand Fro-Yo. It was from this point forward that the possibilities of mobilizing all kinds of businesses came to life.

Our modern-day ice cream truck features our own handmade recipe using locally sourced organic fruit and cold-pressed juice to create a delicious non-dairy treat. With growing demand at museums and food hospitality, FRO currently serves Los Angeles Natural History Museum and La Brea Tar Pits visitors.


LA BREA TAR PITS & MUSEUM
FRO-YO STOREFRONT

Since April 2023, FRO has had an 80% margin on the cost of products served and generated over $10,000 or more in revenue on a monthly basis.


TO DATE, WE'VE BUILT:
FRO
A frozen dessert mobile store classified as the first self-serving food truck on wheels.
AUTOMATO
A mobile store serving as an homage to the automat of the 1930's, where customers purchase an item of choice through clear glass lockers.

We quickly saw the value in simplifying the financing, construction, and digital experiences of clean-tech mobile platforms into an all-in-one package. One mobile UEV costs a fraction of what it takes to run a storefront with utility operating costs of about $10/day with one on-site operator, and is powered by its own clean energy source – lasting up to 12 hours on one charge.


LESS OVERHEAD WITH AUTOMATO
65% of businesses say they're likely to permanently close because of rising overhead costs and inflation. 54% of owners cited inflation as their top concern.
We believe AUTOMATO stores cost a fraction of what it takes to run a storefront. Plus, brands can market and sell product in as little as 14 days.
COSTS $10/DAY UTILITIES & EV CHARGING
ONLY 1 EMPLOYEE NEEDED ON-SITE
UP TO 12 HOUR RUN TIME
HVAC

Source / *Source*

In addition, our UEVs have the ability to collect and store data through smart shelves and website analytics, adding a data operations component to our business model where companies can gain sales and marketing insights through our technology.

The Market & our traction

A Fast-Growing Industry and Key Partnerships in Place

The U.S. pop-up store market is currently valued at $14 billion in 2021 (Source). One of the key drivers of this growth is the adoption of flexible leases that enable merchants to connect with new consumers in a cost-effective manner.

Additionally, the businesses are opting to close physical locations due to rising overhead, inflation, and employee costs. As a result, we believe mobile pop-up stores offer a unique opportunity for innovative businesses to reach consumers in new and exciting ways.


AUTOMATO
PATH
AUTOMATO

Our technology is patent-protected, and we have built an e-commerce platform with payment processing that communicates with our UEV fleet. We have established relationships with well-known brands including Red Bull, PATH water, and Liquid Death.

Since April 2023, we have achieved an average of $10,000+ in monthly recurring revenue with our FRO UEV.

APPEARED AT

CES SUPER BOWL LVI CURBIVORE

WHy Invest

A Mobile, Sustainable Future Where Businesses Can Thrive


CHANGE THE FUTURE OF BUSINESS OWNERSHIP WITH
FULLY SELF-POWERED BUSINESSES ON WHEELS
MORNING NEWS
KTLA 5

BIB Technologies is envisioning a new, green, cost-effective strategy for businesses to reach their customers while overcoming the many hurdles traditional brick-and-mortar businesses face.

We plan to use this raise of funds to grow the number of mobile storefronts operating in the LA Metro area and expand our operations, engineering, and customer support teams.

We have secured FRO's placement at the famed Los Angeles Natural History Museum & La Brea Tar Pits. Due to requests, we are transitioning our FRO storefronts into an Internal Franchise model.

Join us as we mobilize businesses efficiently and sustainably.

ABOUT

HEADQUARTERS
161 E Jefferson Blvd
Los Angeles, CA 90011

WEBSITE
View Site

BIB Technologies develops refrigerated mobile storefronts using our smart shelf technology powered by its own clean energy source.

TEAM



Nanavati Low
CEO and Co-Founder

Nanavati Low brings a powerhouse combo of Silicon Valley tech and engineering experience as BIB Technologies' first female CEO. Her career includes stints at industry giants Red Bull, SpaceX, Fiat Chrysler, MUFG Union Bank, and venture-backed V7 Labs (formerly Aipoly). Nanavati led emerging technologies product and engineering at Red Bull Media House, grew mobile app innovation for Red Bull TV and Wings For Life Foundation, and launched the world's largest global running event with over 161,000 participants from 192 nations, raising €4.7M. Her proven track record of building successful partnerships includes Emmy-winning projects and "Best of Innovation" at CES. Nanavati's passion for product development began during her time at Fiat Chrysler and SpaceX where she developed manufacturing and digital automation tools for Jeep Cherokee production lines and the NASA Cargo Resupply CRS-7 mission. With her MS from USC and BS in Industrial Engineering Operations Research from UC Berkeley, Nanavati seeks to inspire the next generation of female leaders.



Deloss Pickett
President, Director & Founder

Deloss Pickett is a self-taught engineer with a passion for building cars since his teenage years. As a former Tesla Senior Energy Advisor at Tesla, he focused on Powerwall and charging infrastructure. In 2008, Deloss started Beverly Hills Exotic Motors where he sold luxury automotive brands and built custom vehicles for high-net-worth clients before selling his stake. Deloss also brought the luxury Mexican automotive brand, Mastretta to the US market and has been active in exotic car rallies - Targa Trophy, Gold Rush Rally, and The Italian Stampede. He brings over 20 years of relationships with private lending, leasing, and on-demand delivery mobile app development before founding BIB Technologies. Deloss has a passion for film, graduating from Clint Eastwood's CSU Monterey Bay Film and Documentary Production program and produced the critically acclaimed film "25 to Life" alongside rapper and actor, Ice T.



Steve Factor
Electrical & Systems Engineering

Steve Factor's extensive expertise in lighting and electrical systems, energy management and solar power started long before joining BIB. In 2007, he joined the small group of PV pioneers that started SolarCity. Steve played key roles building residential PV crews and developing the commercial PV division as the company expanded. As a community activist, Steve promoted the new ELASC solar training program which grew to matriculate 250 students per month as preferred job candidates for renewable energy careers. In 2009, Steve helped create and grow SolarCity's home charger installation team, deploying thousands of chargers for the debut of Tesla's Model S. Before Tesla's acquisition of SolarCity in 2016, Steve joined the Safety and Training team prioritizing health, efficiency, and skill development for energy division members. In 2018, he was tasked with reducing Supercharger station installation costs using in-house electrical and project management teams. His methods and training resulted in significant cost reductions, more efficient installation, improved quality, and consistent station builds nationwide. At home, Steve continues to experiment. Currently, he's upgrading his original 1999 Ford Ranger Electric to install a new BMS, lithium battery pack, and NACS charging system - leveraging his career path as an electrical contractor, lighting consultant, energy management consultant, solar PV designer/installer and electric vehicle charging system designer/installer.

Steve is currently part-time & contributes a weekly estimated average of 10-15 hours per week. Please note that weekly contributions may increase from time to time depending on workload and the company's operations.



Peter Weinstein
Legal Advisor

Peter D. Weinstein, Ph.D., J.D. is the founder and CEO of Entralta law firm specializing in intellectual property, transaction, and corporate law. Dr. Weinstein holds a Juris Doctorate degree from Boston College Law School, Ph.D. in Biology from the University of Pennsylanvania and is a registered patent attorney licensed to practice law in California. Peter's decades-long expertise includes Senior Patent Counsel at Baxter Healthcare Corporation where he oversaw legal and intellectual property matters for hemophilia like Advate®, San Diego firms Brobeck, Phleger & Harrison, and Fish & Richardson, Boston Office of Goodwin Procter, United States Patent and Trademark Office, National Institutes of Health and the United States Army Medical Research Institute of Infectious Disease. Throughout his career, Dr. Weinstein has made significant contributions to the development of vaccines and other therapeutics and has extensive experience collaborating with multinational teams across the United States, Europe, and Asia.



Suzannah Mathur
Advisor

With over 20 years of experience in design and creative direction, Suzannah's award-winning work focuses primarily on supporting organizations in the non-profit, arts and environmental sectors, including renowned institutions such as UCLA, the Los Angeles Philharmonic and the Association of National Advertisers. Her work has been showcased in the Society of Publications Designers, CASE, the New York Times, and the blockbuster film Valentine's Day. She's taught Fundamentals of Design and Color Theory courses at the Art Institute Los Angeles and developed a course on Sustainable Packaging. Her product development work has been distributed by major retailers like Target, Kmart, Walmart, Sears, Dillard's, and JC Penny and led to managing licensed product lines for Walt Disney and Mary Engelbreit Inc. Suzannah has a MS in Sustainable Product Design from Bournemouth University, United Kingdom, and a BSC in Graphic Design from the University of Cincinnati School of Design, Architecture Art & Planning.



Sitara Nayudu
Product & Engineering

Sitara Nayudu, angel investor and sustainability advocate, boasts 12+ years of exemplary product and engineering leadership experience, with a remarkable career spanning Ring, Amazon, Cargomatic, and Kaiser Permanente. As a pivotal early employee at Ring, she helped grow the product team from video doorbell company from Shark Tank fame to Amazon acquisition. Armed with an environmental engineering degree from the University of California, Irvine, her passion for inclusivity and sustainability perfectly aligns with BIB Technologies' mission. With an unwavering commitment to innovation, Sitara's advisement and angel investment aims to propel their EV mobile store platform, making a positive impact on customers and the environment alike.

Sitara is currently part-time & contributes a weekly estimated average of 10-15 hours per week. Please note that weekly contributions may increase from time to time depending on workload and the company's operations.



Derek Lossing
Logitics Advisor

Derek Lossing scaled Amazon's e-commerce delivery network from 2015 to 2021. As a seasoned executive with extensive experience in transportation and operations, his expertise includes negotiating complex transportation agreements with major carriers and successfully scaling last-mile logistics and freight forwarding products. Prior to his time at Amazon, Derek led global logistics for Delta Air Lines and managed pricing and revenue management for Delta Cargo. He also served as Senior Director of Transportation at American Eagle Outfitters (a $5B US retailer) overseeing all transportation operations. Derek specializes in advising on navigating the evolving e-commerce supply chains.



David Grau
Advisor

Accomplished and highly skilled multidisciplinary creative executive, David has extensive experience in product design and a proven track record of executing successful creative strategies, managing cross-functional teams, and delivering world-class experiences on a global scale. Proficient in a wide range of platforms and mediums, including mobile, TV, OTT, web, video, immersive, voice, connected devices, and print, with a track record showcasing partnerships with some of the most iconic brands in the world, such as Red Bull, Nike, Adidas, YouTube, Warner Bros, Ford and more.



Kenneth Herrera
Advisor

As a veteran sales and innovation executive, Kenneth Herrera generated over $70 million in net new revenue in his decades-long career spanning major manufacturers and shipping logistics. Kenneth has led sales in parcel and ecommerce innovation as well as locker hardware business development for both enterprise and retail markets. He has over 30+ years of experience as a Global and National Account Manager in Information Governance, driving sales revenue through direct end-user and indirect channel models. Kenneth specializes in new technology solutions introductions, contract negotiations and closing deals to senior management in Fortune 500 companies, Higher Education and healthcare.

TERMS

BIB Technologies

Overview

PRICE PER SHARE	VALUATION
$1.60	$18.07M
DEADLINE	**FUNDING GOAL**
Nov 7, 2023	$15k - $1M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$100.80	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,000,000	Common Stock
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
9,375	Common Stock
MAX NUMBER OF SHARES OFFERED	
625,000	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based Perks

Friends & Family

Invest $100 within the first 72 hours and receive 2% bonus shares.

Super Early Bird

Invest $500 within the first 7 days and receive 1% bonus shares.

Volume-Based Perks

$500+ | Perk 1

Invest $500+ and receive Limited Edition BIB Technologies Baseball Cap.

$1,000+ | Perk 2

Invest $1000+ and receive Limited Edition BIB Technologies Performance Shirt.

$2,500+ | Perk 3

Invest $2,500+ and receive Limited Edition BIB Technologies Performance Jacket

$5,000+ | Perk 4

Invest $5,000+ and receive concierge service and priority queue to purchase AUTOMATO or FRO mobile store.

$20,000+ | Perk 5

Invest $20,000+ and receive Founders Dinner.

$50,000+ | Perk 6

Invest $50,000+ and receive Founders Dinner + 1 Night Hotel at the world-famous Beverly Hills Hotel and Dinner at the Polo Lounge with the Founders in Los Angeles, CA + 1% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

BIB Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonuses.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

The Spoon
The Automato Aims to Be a Mobile Automat for Food Pickup

View Article

Cision PRWeb
Tropos Technologies Expands Strategic Alliance With BIB Technologies

View Article

Berkeley Industrial Engineering & Operations Research
A Carbon-Neutral Future with Nanavati Low and BIB Technologies

View Article

The Spoon
FRO's All-Electric Dessert Truck Takes Food Mobility to Another Level

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into BIB Technologies.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Automato is this unique E Hub that can be placed anywhere, like high traffic areas. It could be in stadiums. It can be in parks. It can be in an airport. And it's basically a pickup center for brands.

For lease signs becoming a familiar site in neighborhoods across southern California. But many brands, as well as celebrities, even big box stores, are capitalizing on this unused retail space on a temporary basis with pop up shops.

It's a successful formula. It may also be the future of retail. In fact, southern California has been at the forefront of the pop up movement for years. Not the retail industry. Restaurants.

How new technologies are powering the gig economy.

Apps that connect people with services, places, and things, and in the process, create opportunity. Automato is an EV vending machine on wheels inspired by the automats of the 1950s."

Everything is electric, solar powered with energy storage, liquid death from the Automato. No death involved, just hydration.

When the automat was unveiled in 1920, the public was in awe. Nobody could believe that you could put a nickel into a clear glass locker to receive an item of food. The automat gave people choice, not to mention the satisfaction of seeing exactly what you're about to order and receiving it instantly. The process felt magical through its beautiful glass lockers, and the business grew throughout the years to come. As we watched the world become a more automated place with vending machines and robotic kiosks, it wouldn't surprise me if somewhere, somehow, someone's resurrecting the automat, but to the next level.

Mom! I want some milk and a sandwich. I am hungry!

Honey, we don't have any milk or bread. Sorry we have some leftovers.

Yuck!

Sorry my love, we are out. I have to go to the store!

What about that Automato thing we picked up groceries from before? Can we try it for delivery?

Oh yeah! They gave us this card. Let me scan it and see how it works.

Thanks mom! You're the best!

Text: What's the mission?

So with BIB technologies, our mission is to transition any business into sustainable mobility platforms and do it the right way.

Text: How did we start?

We've bootstrapped, and we've brought in friends and family who have believed and supported us through these years. Raising about $500,000. We spent years of engineering hard work and thousands of road tested miles in order to bring you the Automato. It's not your typical electric vehicle. And we've taken all of these technologies IoT, solar, energy storage, temperature control, all of that packaged up all into an ecosystem which then becomes a business in a box

Text: So what do we need?

You know, our biggest challenge ability IoT system on wheels is a lot of words, but the reality is that this thing has solar, energy storage, and it can travel 100 miles. So we want to expand that. And to do that, we got to grow top talent.

Text: Thank you. Learn more at evbib.com

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